AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six month period ended June 30, 2008 and the audited financial statements for the year ended December 31, 2007

This Management’ Discussion and Analysis (“MD&A”) is dated August 28, 2008 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 89.35% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6. In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Subsequent to the second quarter ended June 30, 2008, the Company announced the completion of the first NI 43-101 resource calculation from the San Gonzalo deposit at the Avino Mine holdings near Durango in west-central Mexico. The inferred resource, compiled by Dave Gunning, P.Eng., of Orequest Consultants Ltd. (“Orequest”), involves the San Gonzalo vein only. Orequest estimated the resource contained 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zinc	Lead
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

The figures were compiled from surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections as reported in our May 26, 2008 news release.

In this report, Dave Gunning noted: “Polygons were created around drill holes based on a cutoff grade of 150 grams per tonne equivalent silver (a 50:1 ratio of gold to silver was used) and minimum vein thicknesses of 1.2 metres. The average density measured by staff was 2.64 was used to calculate polygonal tonnage. Individual high-grade samples (a total of 4) were cut to 1500 g/t silver.”

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

Gunning also reported that approximately 43,000 tonnes of material surrounded the existing San Gonzalo mine workings which, based on historic sample results, was estimated to grade 596 g/t silver. No gold assays were available, and the results could not be verified nor could the actual outlines of the workings. Recent drilling has, however, helped to validate the grades. This tonnage will remain historic in nature until further development can make the figures more reliable.

Based on the results, Avino is proceeding with a 10,000-tonne bulk sample of San Gonzalo ore. The bulk sample will confirm grade and tonnage of a specific block of ground in the core of the deposit and compare grade with that from the surface drilling. It will also provide concentrate for testing at various smelters. Concurrently, the Company is re-commissioning the Avino mill to process the sample at the rate of 250 tonnes per day.

We are also pleased to report that our financial position remains very strong, with approximately $5 million on hand in the treasury. The Company has no risk exposure to asset backed commercial paper, and all of our money is held in cash and short term treasury notes.

We believe Avino is uniquely positioned among the many emerging producers in Mexico. Through our majority ownership in the Avino Mine, recovery plant and surrounding property holdings may provide our shareholders to leverage in the strong metals markets that we believe lay ahead. We remain committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. We adhere to the highest standards of environmental responsibility, to supporting the local community with our highest standards of business practices and to the long term success of our shareholders.

Results of Operations

Three months ended June 30, 2008 compared with the three months ended July 31, 2007.

Operating and administrative expenses

Operating and administrative expenses were $222,920 for the three month period ended June 30, 2008 compared with $337,106 for quarter ended July 31, 2007, a decrease of $114,186. This change is attributed to decreases of $35,230 in general exploration, $2,298 in amortization, $53,593 in office and miscellaneous expenses, $166 in investor relations, $12,279 in professional fees, $3,098 in regulatory and compliance fees and $13,200 in stock-based compensation. This decrease was offset by increases in salaries and benefits and travel and promotion, $3,221 and $2,457, respectively.

The significant decrease in general exploration and office and miscellaneous expenses are due to the operations in Mexico adjustments made to capitalize a number of costs which were originally expensed in the quarter ended July 31, 2007. Investor relations were lower in the current period due to the expiration of some investor relations service agreements prior to the current quarter. Salaries and benefits increased as a result of increased personnel requirements.

Loss for the period

The loss for the three month period ended June 30, 2008 was $300,847 compared with a loss of $236,719 for the three month period ended July 31, 2007, an increase of $64,128. Although operating and administrative expenses significantly decreased, the Company recognized a loss due to foreign exchange of $106,386. In addition, interest income was lower as a result of the Company having less cash and receiving lower interest rates.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

Six months ended June 30, 2008 compared with the six months ended July 31, 2007.

Operating and administrative expenses

Operating and administrative expenses were $815,136 for the six month period ended June 30, 2008 compared with $734,463 for the six months ended July 31, 2007, an increase of $80,673. This change is primarily attributed to the stock-based compensation expense of $382,800, while salaries and wages showed a slight increase of $8,477. There was a decrease in administrative expenses such as $3,695 in amortization, $153,696 in general exploration, $115,229 in office and miscellaneous, $9,885 in professional fees, $2,300 in regulatory and compliance fees, $24,918 in shareholder and investor relations and $881 in travel and promotion.

As mentioned above, the significant decreases in general exploration and office and miscellaneous expenses are due to the operations in Mexico and the adjustment made to capitalize some costs which were originally expensed in the period ended July 31, 2007.

Loss for the period

The loss for the six month period ended June 30, 2008 was $834,565 compared with a loss of $484,833 for the six month period ended July 31, 2007, an increase of $349,732. Although operating and administrative expenses significantly decreased as noted above, the Company recognized a loss due to foreign exchange of $150,663 and stock-based compensation expense of $382,800 for the six month period. In addition, interest income was lower as a result of the Company having less cash on hand and receiving lower interest rates.

Summary of Quarterly Results

	2008	2008	2007	2007	2007	2007	2007	2006
Period	Jun 30	Mar 31	Dec 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Loss for the period	(300,847)	(533,718)	(168,616)	(232,414)	(236,719)	(248,114)	(891,249)	(141,156)
Loss per share	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	20,726,621	21,106,036	21,190,940	22,600,515	22,691,455	23,040,232	23,295,039	20,998,110

The quarterly losses were previously influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on numerous occasions. These costs have been partially replaced with general exploration and administrative costs associated with expanding exploration activities on Cia Minera’s mineral properties. After acquiring control of Cia Minera in Q2-July 31, 2006, the costs associated with Cia Minera are consolidated with the Company and exploration expenditures are capitalized, thereby not impacting the loss for the period. Since the $10 million private placement that took place just prior to Q2-July 31, 2006, there have been consistent efforts on shareholder and investor relations activities and company promotion. Higher interest income in each quarter since Q2-July 31, 2006 has helped offset the increase in costs. Stock-based compensation is one item that causes significant swings in the losses between the quarters. The degree of impact caused by stock-based compensation in Q1-March 31, 2008 was $396,000 followed by $389,287 in Q4-January 31, 2007, and $53,990 in each of Q3-October 31, 2006 and Q2-July 31, 2006. There was no stock-based compensation charged to operations in the other quarters.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

Liquidity and Capital Resources

During the six month period ended June 30, 2008 the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $1,060,084. There was no activity on its British Columbia properties. At this time the Company has no operating revenues but has earned interest income of $28,459 in the current period. The Company will continue to have significant cash on hand to earn interest income throughout the current fiscal year. However, the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well so interest income is expected to decrease as the current year progresses.

At June 30, 2008, the Company had working capital of $4,529,160 and cash and cash equivalents of $4,516,539. The Company is continuing its exploration program and ramping up its mine facility for a bulk sampling program in Mexico. By the end of the period, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The annual cost for the bulk sampling program was estimated at $2,100,000 for capital costs and $500,000 for operating costs. The Company has no significant plans for the British Columbia properties during the remainder of the fiscal year. The Company has sufficient cash on hand to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2008.

The Company continues in the exploration stage until such time that the Avino mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the period, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)

$105,148 (2007 - $72,192) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$48,000 (2007 - $48,000) to a private company controlled by a Director for management fees;

iii)	$15,000 (2007 - $15,000) to a private company controlled by a director of a related company for consulting fees;

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

iv)	$17,355 (2007 - $11,600) to a private company controlled by a director of a related company for geological consulting services; and

v)	$7,500 (2007 - $7,500) to Directors for Directors fees.

The amounts due to related parties consist of $149,437 (December 31, 2007 - $147,424) due to Oniva; $7,500 (December 31, 2007 - $18,250) due to Directors for Directors fees; $2,625 (December, 2007 - $3,707) due to a Director of a related public company for expense reimbursements; and $nil (December 31, 2007 - $2,684) due to a private company controlled by a director of a related company for geological services.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the six month period ended June 30, 2008, $48,000 was paid to the President for services as director and officer of the Company; $12,150 was paid to the Corporate Secretary for services as an officer of the Company; and $10,925 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

i)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern.

ii)

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital.

iii)

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. The Company expects no significant impact on the Company’s interim and annual financial statements for fiscal 2008 as a result of this standard.

iv)

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2009.

v)	CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments.

vi)

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at June 30, 2008 and August 28, 2008.

The following are details of outstanding share options as at June 30, 2008 and August 28, 2008:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/08)	Number of Shares Remaining Subject to Options (Aug 28/08)
October 21, 2008	$1.20	41,800	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	975,000	975,000
February 27, 2013	$1.65	590,000	590,000
		2,041,300	2,041,300

The following are details of outstanding warrants as at June 30, 2008 and August 28, 2008:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/08)	Number of Underlying Shares (Aug 28/08)
March 20, 2009[1]	$2.50	2,498,750	2,498,750
		2,498,750	2,498,750

[1]	Warrants term extended for an additional year from March 20, 2008 to March 20, 2009 as consented by the TSX Venture Exchange on February 29, 2008.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2008

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at June 30, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of Aug 28, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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